Mail Stop 4561

February 18, 2010

Chong Him Lau, Director
CN Dragon Corporation
8/F Paul Y. Centre
51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong

> **Re:** **CN Dragon Corporation (formerly Wavelit, Inc.)**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed February 5, 2010**
> **File No. 000-53771 (formerly 333-90618)**
>
> **Form 10-K/A for the Fiscal Year Ended April 30, 2009**
> **Form 10-Q/A for the Quarterly Period Ended October 31, 2009**
> **Filed February 5, 2010**
> **File No. 000-53771**

Dear Mr. Lau:

We have completed our review of your amended filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief

cc: <u>Via Facsimile (501) 634-0070</u>
          Phillip E. Koehnke, Esq.
          Telephone: (858) 229-8116